FOIA CONFIDENTIAL TREATMENT REQUESTED BY PROGRESSIVE WASTE SOLUTIONS LTD.
PURSUANT TO 17 CFR 200.83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER, WHICH WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE THE OMISSION OF THE CONFIDENTIAL INFORMATION.

400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste.com

March 26, 2015

Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Progressive Waste Solutions Ltd.
File No. 1-34370

I am responding to your letter dated February 10, 2015 addressed to our EVP and Chief Financial Officer, Ian Kidson.

Below please find our responses to your queries. For ease of reference, we have titled our responses in a manner consistent with the headings in your Letter.

Question
Please provide us with an update of Step two of the impairment test of your U.S. northeast reporting unit, including a description of the method and results or an update on the remaining actions to be performed and the expected timing of completion.

Response
The Step 2 test of impairment supports the carrying amount of our U.S. northeast reporting unit’s goodwill.

In reaching this conclusion, we engaged an independent valuation firm (the “firm”) to assist us with the valuation of our U.S. northeast reporting unit (the “region”) for the purpose of determining the goodwill impairment loss, if any, resulting from our Step 2 test of impairment.  Management utilized the firm’s valuation report in preparing its Step 2 test of impairment and we worked with the firm from December 2014 through February 2015.

Along the way, management hosted a series of meetings with the firm to discuss and adjust certain inputs and assumptions to align the assumption and input set with management’s Step 1 test of impairment[(1)].  The final model assumptions and inputs reflect market conditions that we believe an arm’s length marketplace participant would consider in a hypothetical acquisition of the reporting unit.  On February 20, 2015, management received a near final draft of the valuation report and we completed our review of it on February 22, 2015.  The work performed by the firm was conducted under our direction and we assume full responsibility for it.  At this time, there are no items remaining to complete with respect to our Step 2 test of impairment.  We filed our audited consolidated financial statements for the year ended December 31, 2014 on March 23, 2015.

(1) [***]

400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3

Our disclosure is outlined below in Appendix 1.

As noted above, our Step 2 test of impairment indicates that goodwill attributable to our U.S. northeast reporting unit is not impaired.  This result, while unexpected, reflects our assessment of fair value assuming the hypothetical sale of the region conducted in an orderly transaction under current market conditions.  The implied fair value of the region’s goodwill was determined in the same manner as goodwill is determined in a business combination, which involves establishing the fair value for all of the reporting units’ identifiable assets and liabilities, including its identifiable intangible assets, with any remaining residual value representing goodwill.  With the exception of asset retirement obligations and income taxes, the fair value of this region’s assets and liabilities were prepared with the assistance of the firm.  We engaged certain specialists within the firm to apply professionally accepted valuation and appraisal techniques to derive the fair values for the identifiable assets and liabilities attributable to the region. The valuation and appraisal techniques applied were specific to the type of asset or liability being fair valued.  Our vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  The fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach, applying all the significant inputs used in our Step 1 test of impairment, and the cost method was applied to determine the fair value of our transfer station permits.

[***.]

Appendix 1
In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value.  The results of our step one test indicated that this reporting unit may be impaired.  Accordingly, we performed step two of the goodwill impairment test with the assistance of an independent valuation firm. Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

We applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits. The results of our step two test of impairment support the carrying amount of goodwill in our U.S. northeast reporting unit.  The estimated fair value of goodwill derived from our step two test was $125,700, which was approximately $42,900 higher than its carrying amount. All things equal, the step one test of impairment is expected to continue to fail at each subsequent annual test of impairment.  Accordingly, and in accordance with the accounting guidance, we’ll have to prepare a step two test of impairment at each annual testing date, or earlier if a triggering event occurs in an interim period that indicates the carrying amount of goodwill is higher than its fair value.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

To estimate the fair value of this reporting unit, we utilize a discounted future cash flow approach.  We have determined that the discounted future cash flow approach is the most appropriate for the following reasons: comparable prices for the sale of a business of the same size and composition of operations were not readily available and we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach.  We also estimate fair value applying the market multiple approach.  Our estimate of fair value applying the market multiple approach, is compared to the results from our discounted cash flow approach as a measure of reasonability.  The primary assumptions used in our discounted cash flow calculation include revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions used in our most recent estimate of fair value included the following: revenue growth of 2.0%; capital and landfill expenditures equal to 16.4% of revenue in year one, declining by 2.7% in year 2, a further 1.6% in year 3 and 4 and 1.5% in year 5, until capital and landfill expenditures reached 9.0% of revenues; revenue less operating and SG&A expense margin averaging  23.3% in the first four years and 25.2% beyond year 5 with no change to margins thereafter; administrative costs specific to our regional office are assumed to be $nil; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 7.9%, respectively, were applied.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

There is inherent subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the estimates of fair value of goodwill we derived for our U.S. northeast reporting unit.  While we believe our revenue growth assumption of 2.0% is achievable, an increase in competition, a change in our strategic direction, or changes in the economic environment could cause our actual results to differ and cause the fair value of our U.S. northeast reporting unit to decline to a point where the carrying amount of goodwill is impaired.  In addition, our revenue growth assumption assumes our Bethlehem landfill is re-permitted and continues to receive waste through 2035.  Our revenue growth assumption also assumes that each of our landfills will continue to receive waste volumes at current levels over the remaining life of each site. A decline in the receipt of volumes may extend the life of any or all of these sites, but the realization of cash would be pushed further into the future.  Should this occur, our estimate of fair value for this region could decline, which could cause the estimated fair value of goodwill to be less than its carrying amount.  Our estimate of the U.S. northeast reporting unit’s fair value assumes we are not awarded the New York City long-term plan.  This assumption reflects our inability to predict the outcome and not our belief about the likelihood of the contract’s ultimate award.  If we were awarded the New York City long-term plan, our estimate of fair value for our U.S. northeast reporting unit would change, and we believe the resulting change would be positive to our estimate of fair value for this region.  We also view our capital expenditure assumption as reasonable, however, an increase in the cost of capital, an increase in the purchase of CNG collection vehicles, changes in regulations that cause an increase in the costs to construct a landfill, could all cause our estimate of capital expenditures to increase.  Should this occur, our estimate of cash flows attributable to our U.S. northeast reporting unit could decline and result in a lower estimate of fair value for this region.  For the purpose of estimating the fair value of our U.S. northeast reporting unit, we have assumed margins remain unchanged in year 5 and beyond. We believe that this expectation is reasonable, but recognize that its achievement is conditional on this region’s competitive and economic environment and the strategic direction taken.  Should any of these variables change, margins could expand or contract compared to the margins we have assumed.  A significant change in this assumption would result in a different estimate of fair value and this difference in estimate would further support the carrying amount of goodwill in this region or potentially render it impaired.  Acquisitions represent a component of our growth strategy, but since there is no way to accurately predict when an acquisition is completed or in what amount, we have assumed no acquisitions in our estimate of fair value.  Future acquisitions could impact, amongst other things, the margins we derive from our operations, the capital spending we expect and our expectations for revenue growth.  Our estimate of fair value assumes a discount rate of 7.9%.  Our discount rate is a reflection of a market participants cost of debt and equity, and reflects, amongst other things, strength or weakness in the economy. A 10 basis point change in the weighted average cost of capital results in a nearly $8,000 change in our estimate of fair value for our U.S. northeast reporting unit.  Accordingly, should economic events cause our weighted average cost of capital to increase, our estimate of fair value would decline and could cause the carrying amount of goodwill to exceed its fair value.

The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2014 is approximately $82,800.

Yours truly,
Progressive Waste Solutions Ltd.

/s/ Loreto Grimaldi
Loreto Grimaldi
 SVP General Counsel & Secretary

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3